UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                AT&T CANADA INC.
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                                (Name of Issuer)

                          Class B Limited Voting Shares
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                         (Title of Class of Securities)

                                    04650D205
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                                 (CUSIP Number)
                                                     with a copy to:
       Stephen Feinberg                              Robert G. Minion, Esq.
       450 Park Avenue                               Lowenstein Sandler PC
       28th Floor                                    65 Livingston Avenue
       New York, New York  10022                     Roseland, New Jersey  07068
       (212) 421-2600                                (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 8, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  04650D205
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  1)   Names of  Reporting Persons.  I.R.S. Identification Nos. of above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box  if a Member of a Group  (See Instructions):
             (a)              Not
             (b)           Applicable

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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):    WC

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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):           Not Applicable

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  6)   Citizenship or Place of Organization:     United States

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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                        2,489,900*

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  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):        Not Applicable

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  13)  Percent of Class Represented by Amount in Row (11):      13.1%*

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  14)  Type of Reporting Person (See Instructions):     IA

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* Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), Cerberus
International, Ltd., a corporation organized under the laws of the Bahamas ("International"), and Cerberus Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), in the aggregate, hold 2,489,900 shares of the Class B Limited Voting Shares (the "Shares") of AT&T Canada Inc., a Canadian corporation (the "Company"). Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus, International and Institutional. Thus, as of April 8, 2003, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 2,489,900 Shares, or 13.1% of the Shares issued and outstanding as of that date.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided by the Company, there were 18,956,884 Shares issued and outstanding as of April 1, 2003. As of April 8, 2003, Cerberus, International and Institutional were the holders of, in the aggregate, 2,489,900 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus, International and Institutional. Thus, as of April 8, 2003, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 2,489,900 Shares, or 13.1% of the Shares issued and outstanding as of that date.

          The following table details the transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Cerberus, International and/or Institutional, since the filing of the Schedule 13D Amendment No. 1 by Mr. Feinberg as of April 3, 2003 (each of which were effected in an ordinary brokerage transaction):

                                   (Purchases)

            Date                     Quantity                     Price
            ----                     --------                     -----

         April 4, 2003                100,000                    US$27.6532
         April 4, 2003                 80,000                    US$27.65
         April 8, 2003                 33,900                    US$24.57


                                     (Sales)

                                      NONE

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             April 9, 2003


                                             /s/ Stephen Feinberg
                                             -----------------------------------
                                             Stephen Feinberg,  in  his capacity
                                             as the  managing member of Cerberus
                                             Associates,   L.L.C.,  the  general
                                             partner of Cerberus Partners, L.P.,
                                             and   the   investment  manager for
                                             Cerberus  International,  Ltd.  and
                                             Cerberus Institutional, L.P.


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).